Exhibit 99.1

JA Solar Partners with Solarif to Offer

Solar Project Insurance

Insurance improves customers’ ability to manage risks, obtain financing,

and monetize solar projects

SHANGHAI, China, January 20, 2014 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has partnered with Solar Insurance and Finance (“Solarif”), a global, independent insurance agent focused on insurance for PV installations, to offer JA Solar’s module customers solar project insurance. The insurance, provided by Solarif, is underwritten by an A-rated global insurance company.

The insurance can be purchased as a supplement to JA Solar’s existing module warranty, and covers expenses arising from or caused by material damage to installations, additional labor costs, call-out charges and loss of electricity production.

Mr. Baofang Jin, executive chairman and chief executive officer of JA Solar, commented, “JA Solar’s focus on quality throughout our manufacturing process, combined with our solid financial position, makes us one of the most bankable solar brands in the market. The insurance we are offering with Solarif builds on this foundation, making it easier for customers to manage risks, obtain financing, and ultimately monetize their solar projects.”

Rene Moerman, chief strategy officer of Solarif commented, “Our detailed audit of JA Solar’s facilities, financial health, and environmental and labor conditions showed that the Company more than meets our standards. We are proud to be partnering with them to offer their customers this innovative insurance solution.”

For more information on the Solarif insurance available to JA Solar customers, please contact Solarif at jasolar@solarif.com

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About Solarif

Solar Insurance & Finance, or Solarif, is an internationally operating, independent insurance agent with a full focus on insurance for PV installations. Its extensive knowledge of the solar market enables it to create insurance solutions that perfectly fulfil customers’ wishes. Solarif provides insurance for PV owners, manufacturers, installers, project developers and investors. To find out more about Solarif and its insurance products, please visit www.solarif.com.

JA Solar Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com